SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 28, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

Exhibit

99.1

Release

dated

October

28,

2022,

“NOTICE

OF

ANNUAL

GENERAL

MEETING,

NO
CHANGE

STATEMENT

AND

AVAILABILITY

OF

THE

BROAD-BASED

BLACK
ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 28, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
NOTICE

OF

ANNUAL

GENERAL

MEETING,

NO

CHANGE

STATEMENT

AND

AVAILABILITY

OF

THE
BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT
Notice of annual general meeting and no change statement
Notice

is

hereby

given

that

the

DRDGOLD’s

annual

general

meeting

(“
AGM
”)

of

shareholders

will

be

held
remotely at 10:00 a.m. (South African Standard Time) on Tuesday,

29 November 2022, to transact the business
as

stated

in

the

notice

of

AGM

dated

28

October

2022

which

will

be

distributed

to

DRDGOLD

shareholders
(“ Shareholders
”) on Monday, 31 October 2022.

The notice of AGM also contains summary consolidated financial statements for the year ended 30 June 2022.

The Company has retained the services

of The Meeting Specialist Proprietary Limited

(“
TMS ”) to remotely host
the AGM on

an interactive electronic

platform in order

to facilitate remote

electronic attendance, participation

and
voting by

Shareholders and/or

their proxies.

TMS will

assist Shareholders

with the

requirements for

electronic
attendance, participation in, and/or voting at the AGM.
Shareholders

who

wish

to

attend,

participate

in

and/or

vote

at

the

AGM

are

required

to

contact

TMS

at
proxy@tmsmeetings.co.za or on +27 11

520 7950/1/2 as soon as

possible, in any event

by no later than 10:00
a.m. (South African Standard

Time) on Monday, 28 November 2022. Shareholders who

wish to participate at

the
AGM may still appoint a proxy

to vote on their behalf at

the AGM. Access by means of

electronic communication
will be at the expense of the individual Shareholder.

Salient dates
2022
Record date to

determine which Shareholders

are entitled to

receive
the notice of AGM Friday, 21 October
Last

day

to

trade

in

order

to

be

eligible

to

electronically

attend,
participate in and vote at the AGM
Tuesday,

15 November
Record

date

to

determine

which

Shareholders

are

entitled

to
electronically attend, participate in and vote at the AGM Friday, 18 November
Forms of proxy

for the AGM

for Shareholders holding shares

in the
form of

American Depositary

Receipts to

be lodged

by 03:00

a.m.
(Eastern Standard Time) Friday, 25 November*
Forms

of

proxy

for

the

AGM

for

Shareholders

registered

on

the
United

Kingdom

register

to

be

lodged

by

10:00

a.m.

(Greenwich
Mean Time) Friday, 25 November*
Forms

of

proxy

for

the

annual

general

meeting

for

Shareholders
registered on the South

African register to

be lodged by

10:00 a.m.
(South African Time)

Monday, 28 November*
*
Any forms of proxy

not lodged by this

date and time must

be handed to the

chairman of the
AGM

before the appointed

proxy
exercises any of the relevant Shareholder’s rights
.

Shareholders are advised that the annual report suite, including the Integrated Report and the Annual Financial
Statements for the year ended 30 June

2022 (“
Annual Financial Statements ”), is available on the Company’s website at https://www.drdgold.com/investors/reports-and-results from today, Friday,

28 October 2022.

In

compliance

with

the

United

States

federal

securities

laws,

DRDGOLD

will

file

its

annual

report

on

Form 20-F

(“
Form 20-F
”) with

the United

States Securities

and Exchange

Commission (“
SEC
”) today, 28

October
2022. The Form 20-F may

also be accessed electronically from

the SEC website and DRDGOLD’s website
later
today, 28 October 2022 .
The Annual

Financial
Statements, as

included in

Form 20-F

and published

on DRDGOLD’s

website,

are prepared
in

accordance

with

International

Financial

Reporting

Standards

and

its

interpretations

adopted

by

the
International Accounting Standards Board.

The

Annual

Financial

Statements,

and

the

auditor’s

report

thereon,

contain

no

modifications

to

the

financial
information

contained

in

the

condensed

consolidated

reviewed

provisional

results

for

the

year

ended
30 June 2022, published on Wednesday, 24 August 2022 or the auditor’s report thereon.
Should

Shareholders

require

further

information,

have

any

questions

or

require

a

hard

copy

of

the

Annual
Financial Statements (a copy

of which will be

provided,

free of cost), please

contact the Company Secretary

of
DRDGOLD at elise.beukes@drdgold.com or on telephone number +27 470 2600.
Availability of the broad-based black economic empowerment annual compliance report
Shareholders are advised that

the Company’s annual

compliance report prepared pursuant

to section 13(G)(2)
of

the

Broad-Based

Black

Economic

Empowerment

Act,

No.

53

of

2003,

as

amended,

is

available

on

the
Company’s website at: https://www.drdgold.com/investors/reports-and-results.

Johannesburg
28 October 2022
Sponsor
One Capital